EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS MARCH 2005 PERFORMANCE

HOUSTON, April 1, 2005 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in March 2005 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 746.1 million, up 27.6 percent over March 2004, and available seat miles (ASMs) increased by 16.5 percent compared with March 2004. ExpressJet's March load factor was 74.2 percent, a 6.4 point improvement over March 2004. The company flew 70,094 block hours, compared with 60,726 block hours in March 2004, and operated 37,997 departures, versus 34,041 departures in March 2004.

Also in March 2005, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 98.8 percent. In March 2004, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 98.6 percent.

During March, ExpressJet announced new service to Bangor, Maine from Continental's New York hub at Newark Liberty International Airport and seasonal service to Albuquerque, New Mexico from Cleveland Hopkins Airport. ExpressJet also accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 250 jets.

ExpressJet Airlines, Inc. operates as Continental Express, the exclusive regional jet provider for Continental. With service to approximately 148 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland, and additional non-hub service to and from Mexico. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,700 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

MARCH	2005	2004	Change
Revenue Passenger Miles (000)	746,054	584,853	27.6 Percent
Available Seat Miles (000)	1,004,967	862,479	16.5 Percent
Passenger Load Factor	74.2 Percent	67.8 Percent	6.4 Points
Block Hours	70,094	60,726	15.4 Percent
Departures	37,997	34,041	11.6 Percent

YEAR-TO-DATE	2005	2004	Change
Revenue Passenger Miles (000)	1,952,690	1,541,512	26.7 Percent
Available Seat Miles (000)	2,739,940	2,399,512	14.2 Percent
Passenger Load Factor	71.3 Percent	64.2 Percent	7.1 Points
Block Hours	191,275	169,101	13.1 Percent
Departures	103,638	95,301	8.7 Percent

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